Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

October 22, 2012

By EDGAR Transmission
Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel, Inc.
Registration Statement on Form S-1
Filed September 17, 2012
Amendment No. 1 to Registration Statement on Form S-1 Filed
September 18, 2012
File No. 333-183949
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012
File No. 001-35017

Dear Ms. Long:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 27, 2012, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.

Please disclose whether the information in the sources you cite (e.g., www.chinaisa.org.cn and the China Economy Summit) represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

Longhai Response: The information in the sources we cite is the most recently available data and is reliable. The information is widely available to the public. We did not fund or were otherwise affiliated with any sources we cite.

2.	Please renumber your financial statement pages consecutively to ensure there are no duplicate page numbers.

Longhai Response: We have updated the financial statement pages.

Prospectus Summary, page 1

3.	In the prospectus summary, please briefly describe the transaction pursuant to which the shares of common stock offered by the selling stockholders were originally issued.

Longhai Response: We have added the following summary to describe the transaction:

“Securities Purchase Agreement

On May 11, 2012, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors 1,600,000 units for $0.75 per unit, for total proceeds of $1.2 million. Each unit entitles the Investors to purchase one share of the Company’s common stock at $0.75 per share and a three-year warrant to purchase one-half of one share of common stock at the exercise price of $1.00 per share. The total shares issued to the Investors were 1,600,003 (the “Shares”), representing approximately 13.3% of the issued and outstanding capital stock of the Company on a fully-diluted basis as of and immediately after consummation of the transactions contemplated by the Securities Purchase Agreement. The closing of the transactions occurred on June 6, 2012 upon the fulfillment of closing conditions contained in the Securities Purchase Agreement.”

The Company, page 2

Corporate Information, page 4

4.

You state that information available on your website is not incorporated by reference and is not deemed a part of the prospectus. As applicable, please include a similar statement regarding the other websites you reference in the prospectus.

Longhai Response: We have added the following statement regarding the other websites we reference in the prospectus:

“Similarly, information available on other websites that we cite in this prospectus is not incorporated by reference in and is not deemed as a part of this prospectus.”

Risk Factors, page 7

5.

Please include a risk factor discussing the risks you face in connection with the Chinese New Year. In this regard, we note on page 26 that the first quarter is usually the slowest quarter because fewer projects are undertaken during and around the Chinese spring festival, and we further note on page F-18 that you closed the leased production line temporarily in January 2012 because of insufficient customer demand and shortage of steel billet supply during the Chinese New Year period.

Longhai Response: We have added the following risk factor regarding the Chinese New Year:

Our operation may be adversely affected by the Chinese New Year which falls on the first quarter of each year.

During the one month period around Chinese New Year, our customers generally stop their productions. As a result, there is significant decline in demand for our products during the period. In addition, certain customers would stock large amount of inventory prior to the Chinese New Year based on their projection of sale and price after the holiday. Therefore we might face weak demand for another one to two months after the Chinese New Year holiday season.

Risks Related to the VIE Agreements, page 9

The PRC government may determine that the VIE Agreements . . .. , page 9

6.

We note your statement that your “PRC counsel has provided a legal opinion that the VIE Agreements are binding and enforceable under PRC law . . . .” Please file a copy of the opinion as an exhibit to the registration statement, name your PRC counsel in the prospectus, and obtain and file, as an exhibit to the registration statement, counsel’s written consent to your use of its name and reference to its opinion.

Longhai Response: Please refer to the legal opinion filed as Exhibit 99.1 to the S-1 we filed on December 17, 2010. The link to the legal opinion is http://www.sec.gov/Archives/edgar/data/1296286/000114420410067206/v205350_ex99-1.htm. We have been taking efforts to communicate with the PRC counsel and will keep trying to obtain their consent to file its legal opinion.

Risks Related to This Offering and the Market for Our Common Stock Generally, page 16

Future sales or perceived sales of our common stock could depress our stock price, page 16

7.

Please revise this risk factor to accurately reflect the number of common shares in this offering that underlie warrants. In this regard, we note you state that 800,002 shares of common stock in this offering underlie warrants when your other disclosures indicate that 960,003 shares of common stock in this offering underlie warrants. This comment also applies to the first paragraph under “Private Placement” on page 31.

Longhai Response: We have revised the risk factor and the first paragraph to accurately reflect the number of common shares.

Market Price of and Dividends on Our Common Equity . . . , page 20

8.	Please reference the high and low closing bid prices per share as quoted on the OTCBB rather than www.quotemedia.com.

Longhai Response: We have revised the high and low closing bid prices per share as reported on the OTCBB.

9.

The OTCBB appears to only provide pricing information on your common stock from approximately December 2011 through the present. However, you provide pricing information from the first quarter of fiscal year 2010 through the present. Please explain this discrepancy. Additionally, please tell us why you have not provided high and low closing bid prices for the first three quarters of fiscal year 2011.

Longhai Response: We have deleted the pricing information dated before December 2011.

10.

In note one, you state that the prices identified in the table reflect the 1-for-125 reverse split effected on July 16, 2010. Please confirm whether the split is reflected in all parts of the table, or explain to us the reasons for the volatility reflected in your stock price.

Longhai Response: We hereby confirm that the split is reflected in all parts of the table. As the split effected before our pricing information was available, we have deleted from note one the reference to the split.

Management’s Discussion and Analysis . . . , page 21

Principal Factors Affecting Our Financial Performance, page 21

11.	Please provide us with supplemental support for the growth rate data you disclose in the first bullet point.

Longhai Response: We have revised the first bullet point as follows:

  Growth in the Chinese Economy – We operate our facilities in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. According to data published by the National Statistics Bureau of China, China has experienced significant economic growth, achieving a compound annual growth rate of over 10% in GDP from 1996 through 2010, except in 2009 when the growth rate was 8.7%. The annual growth rate was 9.2% in 2011 and is anticipated to be 8.3% in 2012, which is higher than the government target of 7.5%. China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has not been entirely immune to the global economic slowdown and is experiencing a slowing of its growth rate.

Results of Operations, page 22

Comparison of Six Months Ended June 30, 2012 and June 30, 2011 (Unaudited), page 22

12.

We note that you discuss selling expense separate from general and administrative expenses in this section. However, you do not separately discuss selling expense in your comparison of the fiscal years ended December 31, 2011 and 2010. Please revise your disclosure to define selling expense, distinguishing it from general and administrative expenses, as well as to explain why selling expense is not part of your discussion for the results of operations at the 2011 and 2010 fiscal year ends.

Longhai Response: We have added the following discussion for the comparison of the fiscal years ended December 31, 2011 and 2010.

Selling expenses. Our selling expenses consist primarily of expenses of transporting our products to certain customers. Prior to 2011, our customers would pick up the products themselves. Starting from 2011, in order to improve our competitiveness and expand to new markets in Hubei Province, we began paying transportation costs for customers in the new markets. As a result, our selling expenses increased to approximately $71,048 in the fiscal year ended December 31, 2011, from $0 in the fiscal year ended December 31, 2010.

13.

In your selling expenses discussion on page 23, you state that the increase in selling expenses was due to your plan to open up new markets in Hubei Province in China. Please further explain how the plan caused an increase in your selling expenses. For example, discuss the expenses associated with the plan.

Longhai Response: We have revised the selling expenses discussion as follows:

Selling expenses. Our selling expenses increased to approximately 0.4 million in the six months ended June 30, 2012, from $5,599 in the same period in 2011. The increase was primarily due to transportation cost incurred when we enter new markets in Hubei Province in China. When we opened up the Hubei market, we assumed the transportation costs to ship our products to customers over there.

14.

In your discussion of other operation expenses on page 23, you state that the leased new production line at Longhai was temporarily closed in the first quarter of 2012 because of insufficient customer demand and a shortage of steel billet supply. Please revise this section to disclose the reason for insufficient customer demand and the shortage of steel billet supply. In this regard, we note you state on page F-18 that this occurred during the Chinese New Year period, which you should disclose here along with an explanation of why the Chinese New Year impacted customer demand and steel billet supply. Additionally, please discuss whether this is a trend such that you would expect similar closures of this new line again in the Chinese New Year period or even during other times throughout the year.

Longhai Response: We have added the following disclosures regarding the Chinese New Year:

Other operation expenses. In the first quarter of 2012, the leased new production line at Longhai was temporarily closed because of insufficient customer demand and a shortage of steel billet supply. The insufficient customer demand was caused by the Chinese New Year season, which is in the first quarter of each calendar year. During the one month period around the Chinese New Year, our customers generally stop their productions. We expect that weak demand during first quarter of each year will remain in the future. However, such weak demand does not always lead to closure of a production line. The shortage of steel billet supply during the first quarter of 2012 was caused by production suspension by our supplier’s maintenance work, which does not happen every year. During the first quarter of 2012 when the new facility was closed, we still incurred various manufacturing overhead expense such as leasing expense, workers compensation and other maintenance costs. As a result, $500,337 of manufacturing overhead expense was charged to other operation expenses.

Liquidity and Capital Resources, page 24

15.

We note that you have a significant amount of restricted net assets in China. Please revise your disclosures to discuss the nature of the restrictions on your subsidiaries’ net assets, the amount of those net assets, and the potential impact on your liquidity.

Longhai Response: We have revised the disclosures as follows:

As of June 30, 2012, we had cash and cash equivalents of $18,027,281, consisting primarily of cash on hand, demand deposits and restricted cash. The restricted cash of $9,523,810 as of June 30, 2012 represents our time deposit for bankers’ acceptances. The restriction period for bankers’ acceptances is 3 months. We do not believe such restriction term has material impact on our liquidity.

Operating Activities, page 25

16.

Your disclosure indicates that advances to suppliers increased due to additional capacity that was put in production in August 2011. Please tell us and revise your disclosures to provide additional insight into this significant increase. For example, please discuss whether you anticipate advances remaining at this level in the future and the impact on your liquidity, if any.

Longhai Response: We have added the following disclosures:

Net cash provided by operating activities was $4.6 million for the period ended June 30, 2012, as compared to net cash provided by operating activities of $9.3 million for the same period in 2011. The decrease was mainly attributable to the fact that advance to suppliers for the period ending June 30, 2012 increased by $46.5 million and due from related parties increased by $33.3 million. The increase in due to related parties was caused by the following changes: 1) The Company started to purchase billets from third party trading companies instead of purchasing from the related party. Funds advanced to related party was repaid and the Company turned the advance payment to the trading companies, and 2) In August 2011, we leased a new facility with annual capacity of 600,000 MT from Longhai Steel Group, a related party, at annual cost of $2.2 million. That new facility will increase our production capacity by approximately 60%, which also requires larger amount of advance to suppliers. Advance to suppliers will remain at a higher level if our production operates at its increased capacity. Once we ramp up our production at such increased volume, we do not expect significant impact on our liquidity. Our accounts payable decreased $10.5 million as a result of better control over accounts payable after introduction of electronic inventory system in July 2011.

Financing Activities, page 26

17.

We note that you have taken on debt owed to a third party vendor. Please revise your disclosures to provide a comprehensive discussion of this debt including the terms, the related impact on your liquidity, and whether you anticipate utilizing this type of funding in the future.

Longhai Response: We have revised our disclosures as follows:

Net cash provided by financing activities for the period ended June 30, 2012 was $10.7 million, as compared to net cash used in financing activities of $2.2 million during the same period in 2011. The increase was primarily attributable to the gross proceeds of $1.2 million in the June 2012 private placement and a total amount of $14.2 million banker’s acceptance and borrowing from banks, offset by a loan payment of $4.7 million in the six months ended June 30, 2012. We also borrowed funds from a third party vendor in 2011. The annual interest rate on the borrowing in 2011 is 20% and is due on demand. The total outstanding borrowing balance was $3,651,288 and $3,625,069 as of June 30, 2012 and December 31, 2011 respectively. We do not anticipate utilizing this type of funding in the future.

18.

In the third paragraph, you state that you “may” require additional cash resources for your expansion plans. However, you state in your risk factor on page 7 that you “will” require additional capital to fund your future activities. Please revise your disclosures to ensure accuracy and consistency throughout the prospectus.

Longhai Response: We have revised the risk factor as follows:

We may require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to fully implement our planned expansion.

Inflation, page 26

19.

Please explain why inflation has not had a material effect on your business and why you do not expect that it will in the foreseeable future, in view of your risk factor disclosure on page 12 that in recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation.

Longhai Response: Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. We normally set our gross margin at fixed number regardless the price of our material. That is the spread between steel wire and steel billet. Even though steel billet and wire prices have been moving up and down as much as 30% since 2010, we still maintain the similar range of gross margins per metric ton during the same period. However, our management will closely monitor price changes in the steel industry and continually maintain effective cost control in operations.

Significant Accounting Policies, page 26

20.

We note your disclosures regarding your determination that you “substantially control” Longhai through VIE arrangements. We also note that this determination requires you to consolidate Longhai in your financial statements. It appears to us that you should disclose and discuss your consolidation policy as a critical accounting policy.

Longhai Response: We will disclose and discuss our consolidation policy as a critical accounting policy in the future filings as follows:

The accompanying consolidated financial statements include the accounts of Longhai Steel Inc. and its 100%-owned subsidiary Kalington and variable interest entity (“VIE”) Longhai as of June 30, 2012 and December 31, 2011, and for the three and six months ended June 30, 2012 and 2011. All significant inter-company accounts and transactions were eliminated in consolidation. Certain prior period numbers are reclassified to conform to current period presentation.

Our Industry, page 33

Steel Consumption, Construction and Fixed Asset Investment, page 33

21.	Please disclose the source(s) for the charts on page 34.

Longhai Response: We have disclosed the sources for the charts.

Our Business, page 35

Our Growth Strategies, page 35

22.

In the first paragraph, you state that you plan “to build capacity through the acquisition of facilities . . . from competitors who lack [y]our management experience, efficient labor force, and financial resources. Additionally, in the second bullet point, you state that you plan “to limit [y]our acquisition targets to producers with facilities that have had a major overhaul or modernization of production machinery in the last 2 – 3 years.” Please disclose whether you have identified any such companies.

Longhai Response: We have revised the disclosure as follows:

Identify and acquire modern, high quality producers at low valuations: In light of a restriction on building new wire making facilities in China, we plan to expand our business and operations through acquisition of steel wire producers with production facilities in the vicinity of our current facilities. We expect to limit our acquisition targets to producers with facilities that have had a major overhaul or modernization of production machinery in the last two to three years, as we expect such facilities to achieve better production efficiency, lower maintenance costs and increased output, as compared to less modern facilities, and will help us to more rapidly achieve higher margins and increase our market share. We have not identified specific acquisition targets that meet our requirement yet.

23.

We note your statement that you are in the process of upgrading the facility you lease from Longhai Steel Group to increase production capacity and capability. Please disclose the anticipated costs and timing of completion of the upgrades.

Longhai Response: Longhai Steel Group has finished the facility upgrade. We have revised the statement to reflect the current status of such facility.

Expand production utilizing a newly leased facility: In the third quarter of 2011, we entered into a five year operating lease for a newly constructed wire plant adjacent to our current facilities. The new facility has an area of 90,500 square meters and an annual capacity of 600,000 MT. The new facility is leased at a yearly cost of $2.2 million from Longhai Steel Group, a related party. The wire plant produces wire of a higher grade with higher margins than our current products. The facility produces wire made of Carbon Structure Steel, Cold Heading Steel and Welding Rod Steel, with a diameter range of 5.5mm – 18mm, which has a wide range of applications such as steel wire rope, steel strand, steel belted radial tires and steel welding rod. The new facility will increase our production capacity by approximately 60% and will have the capability to produce alloy steel, cold forging steel and welding rods. These higher margin products will allow us to also address demand in additional markets beyond construction and infrastructure.

Management, page 43

Directors and Executive Officers, page 43

24.	Please disclose Joseph Howell’s age as well as the term during which he has served as one of your directors. Refer to Item 401(a) of Regulation S-K.

Longhai Response: We have disclosed Mr. Howell’s age and made the following disclosures:

Mr. Howell has served as a member of our Board of Directors since May 4, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 49

25.

We note disclosure on page 30 that Mr. Wang, through a call option agreement with Mr. Guo, the sole shareholder of Merry Success Limited, beneficially owns a majority of your capital stock and voting power. Please revise the notes to the beneficial ownership table to refer to this arrangement. Please also clarify why Mr. Wang is shown as beneficially owning only 42.1% of the company’s voting stock if the call option agreement gives him beneficial ownership of a majority of your capital stock and voting power, as described on page 30.

Longhai Response: We have revised the notes as follows:

“Includes 5,100,330 shares of our common stock held by Merry Success Limited. Merry Success Limited is owned by Jinhai Guo, however, Chaojun Wang serves as Chief Executive Officer and Director of Merry Success Limited and exercises dispositive control over the shares held by it. On March 18, 2010, prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement with Jinhai Guo, the sole shareholder of Merry Success Limited, which was the majority shareholder of Kalingon prior to the reverse acquisition, pursuant to which Mr. Wang was granted the right to acquire up to 100% of the shares of Merry Success Limited for fixed consideration within the next three years. The option agreement also provides that Mr. Guo shall not dispose of any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the option agreement, right after the reverse acquisition transaction, Mr. Wang beneficially owned a majority of our capital stock and voting power, as well as of Longhai and Longhai Steel Group. Mr. Wang was appointed as the Interim Chief Financial Officer on September 17, 2012.”

Right after the reverse acquisition transaction, Mr. Wang was the beneficial owner of approximately 51% of our capital stock and voting power. His ownership was diluted to 42.1% after we issued 1,600,003 shares to certain accredited investors on May 11, 2012. Accordingly, we have revised the disclosure on page 30 as follows:

“On March 18, 2010, prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement with Jinhai Guo, the sole shareholder of Merry Success Limited, which was the majority shareholder of Kalingon prior to the reverse acquisition, pursuant to which Mr. Wang was granted the right to acquire up to 100% of the shares of Merry Success Limited for fixed consideration within the next three years. The option agreement also provides that Mr. Guo shall not dispose of any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the option agreement, right after the reverse acquisition transaction, Mr. Wang beneficially owned a majority of our capital stock and voting power, as well as of Longhai and Longhai Steel Group.”

Selling Stockholders, page 57

26.

In the last paragraph on page 57, you state that none of the selling stockholders has any family relationships with your officers, directors, or controlling stockholders. Please disclose whether any of the selling stockholders has any other type of material relationship with the company or any of its affiliates. Refer to Item 507 of Regulation S-K.

Longhai Response: We have added the following disclosures on page 57:

“In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders, and none of the selling stockholders has held a position as our officer or director, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates.”

27.

In the last paragraph on page 57, you state that no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. However, it appears that Network 1 Financial Securities, Inc., the placement agent for your 2012 private placement, is a registered broker-dealer. Please revise your disclosure as appropriate to identify each broker-dealer and affiliate of a broker-dealer. Additionally, for each selling stockholder, other than Network 1 Financial Securities, Inc., who is a broker-dealer, please state that the selling stockholder is an underwriter with respect to the shares it is offering for resale. If any of the selling stockholders are affiliates of registered broker-dealers, please disclose the following: (i) that the selling stockholder purchased in the ordinary course of business and (ii) that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholders are unable to make these representations, please state that they are underwriters.

Longhai Response: We have revised the disclosure as follows:

“Furthermore, except NFS, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.”

Statements of Cash Flows, page F-7

28.	Please tell us and provide related disclosures describing the nature of the line item ‘assumption of VAT liability from related party’ disclosed in your year-end statement of cash flows.

Longhai Response: As in Oct 2008, the Company was separated from the Group. Right after the separation, the company issued invoice and paid VAT of $963k for sales of the Group before separation, a debit of VAT payable and credit of cash was recorded, however as it was paid for the Group, the right entry should be debit due from Group and credit cash. The error was corrected for yearend December 31, 2011 by debit due from Group and credit VAT payable. As this reclassification was immaterial, no re-statement was proposed.

Note 1. Organization and Business Operations, page F-8

29.

We read that Longhai entered into a series of agreements, the VIE Agreements, pursuant to which Longhai became Kalington Consulting’s variable interest entity and your disclosure on page F-11 which indicates that you consolidate this VIE. Please revise your disclosure and tell us how you determined that consolidation of this VIE was appropriate. Please refer to ASC 810-10-05.

Longhai Response: Pursuant to the VIE Agreements, the Company through its wholly-owned subsidiary, Kalington Consulting, was granted with decision making rights and power over key strategic and operational functions that would significantly impact the PRC operating subsidiary or the VIE’s economic performance, which includes, but is not limited to, advise, consult, manage and operate Longhai and collect and own all of the net profits of Longhai; recommend director candidates and appoint the senior executives of Longhai, approve any transactions that may materially affect the assets, liabilities, rights or operations of Longhai; and guarantee the contractual performance by Longhai of any agreements with third parties Under these agreements, the Company has the absolute and exclusive right to enjoy economic benefits similar to equity ownership through the VIE Agreements with our PRC operating entity and their shareholders.

The PRC operating entity is deemed to be a VIE since, by design, its total equity investments at risk lack the ability to make decisions about its activities that have a significant effect on its success.

The Company consolidates with the VIE because it is deemed to have a controlling financial interest in the VIE due to its:

a.	Power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and

b.	Obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE.

Exhibit Index

30.

Please file the restricted shares grant agreement, referenced on pages 47, F-10, and F-16, as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please tell us what consideration you gave to filing the financial advisory agreement, referenced on page II-2, as an exhibit to the registration statement.

Longhai Response: We have added the following exhibit:

10.13 Restricted Share Grant Agreement, dated April 19, 2012, by and between the Company and Steve Ross [incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on April 24, 2012]

Although the financial advisory agreement was not made in our ordinary course of business, we decided not to file the financial advisory agreement as an exhibit to the Registration Statement because the agreement was not significant given the value of the consideration contemplated in the agreement was approximately $29,000.

Exhibit 5.1

31.

Please file a revised legal opinion that refers to Form S-1 in the first paragraph rather than Form “5-1.” Additionally, please have counsel revise the date in the second paragraph to refer to 2012 rather than “1012.”

Longhai Response: We have filed a revised legal opinion.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 16 – Stock Option Plan, page 19

32.

We note your disclosure in the second paragraph which indicates that you use the Black-Scholes options pricing model to estimate the value of your stock options and your disclosure later in this footnote indicating that you used the Binominal option-pricing model. With a view toward future disclosure, please explain why you have used differing models to price your options.

Longhai Response: This was due to typo and Black-Scholes option-pricing model was used consistently all disclosure was revised; we have also valued the option using Binominal model with almost the same fair value.

We have revised disclosures in note 16 of page F-17 as follows:

The fair value of options was estimated on the date of grant. The calculated fair value of the grant to executive officer at grant date was $171,533 and the calculated fair value of the grant to board directors in January 2012 at grant date was $21,367 using Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes option-pricing model for options issued include (1) discount rate of 1.486% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected term of 3 years according to the option plan, (3) expected volatility of 55.0%, and (4) zero expected dividends. The calculated fair value of the grant to board director in May 2012 at grant date was $11,100 using Binominal option-pricing model. Valuation assumptions used in the Binominal option-pricing model for options issued include (1) discount rate of 1.486% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected term of 3 years based according to the option plan, (3) expected volatility of 55.1%, and (4) zero expected dividends.

In the event we request acceleration of the effective date of the pending registration statement we will provide a written statement acknowledging that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Longhai Steel Inc.

/s/ Chaojun Wang
Chaojun Wang
Chief Executive Officer

cc:	Louis Bevilacqua (via e-mail) Pillsbury Winthrop Shaw Pittman LLP